Filed by Velodyne Lidar, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Velodyne Lidar, Inc.

Commission File No.: 001-38703

REFINITIV STREETEVENTS EDITED TRANSCRIPT VLDR.OQ - Q3 2022 Velodyne Lidar Inc Earnings Call    EVENT DATE/TIME: NOVEMBER 08, 2022 / 9:30PM GMT

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NOVEMBER 08, 2022 / 9:30PM, VLDR.OQ - Q3 2022 Velodyne Lidar Inc Earnings Call

C O R P O R A T E     P A R T I C I P A N T S

Mark B. Weinswig Velodyne Lidar, Inc. - CFO

Theodore L. Tewksbury Velodyne Lidar, Inc. - CEO & Director

C O N F E R E N C E     C A L L     P A R T I C I P A N T S

Colin William Rusch Oppenheimer & Co. Inc., Research Division - MD & Senior Analyst

Mark Trevor Delaney Goldman Sachs Group, Inc., Research Division - Equity Analyst

Nicolas Emilio Doyle Needham & Company, LLC, Research Division - Associate

Samik Chatterjee JPMorgan Chase & Co, Research Division - Analyst

Jordan M. Darrow Darrow Associates Inc. - Founder and CEO

P R E S E N T A T I O N

Operator

Welcome to the Velodyne Lidar Third Quarter 2022 Financial Results Conference Call. (Operator Instructions) Please note, this event is being recorded.

I would now like to turn the conference over to Mr. Jordan Darrow Investor Relations. Please go ahead.

Jordan M. Darrow - Darrow Associates Inc. - Founder and CEO

Thank you, operator. Good afternoon, everyone, and thank you for joining us. With me on the call today are Dr. Ted Tewksbury, Velodyne’s Chief Executive Officer; and Mark Weinswig, Chief Financial Officer.

On today’s call, we will discuss Velodyne’s third quarter financial results and provide an outlook for the fourth quarter. Shortly after the market closed today, Velodyne issued a press release announcing its third quarter financial results. Velodyne also publish an investor presentation reflecting our recent performance. You may access these documents in the Investor Relations section of velodynelidar.com.

Today’s discussion includes forward-looking statements. Please refer to our press release and SEC filings, including our most recent 10-K and 10-Q, for a discussion of factors that could cause the company’s actual results to differ materially from these forward-looking statements. All forward-looking statements in this discussion are based on information available to the company as of the date hereof. The company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Please also note our results and projections discussed in this call may include non-GAAP metrics. Management provides non-GAAP metrics because it uses them for budget planning purposes and for making operational and financial decisions, and believes that providing these non-GAAP financial measures as a supplement to GAAP financial metrics will help investors evaluate Velodyne’s core operating and financial performance and business trends, consistent with how management evaluates such performance and trends. In addition, management believes these measures facilitate comparisons with the core operating and financial results and business trends of competitors and other companies. A full description and reconciliation of these non-GAAP measures versus GAAP is included in the company’s press release issued today.

Now I’d like to turn the call over to Dr. Ted Tewksbury. Ted, please go ahead.

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NOVEMBER 08, 2022 / 9:30PM, VLDR.OQ - Q3 2022 Velodyne Lidar Inc Earnings Call

Theodore L. Tewksbury - Velodyne Lidar, Inc. - CEO & Director

Thanks, Jordan, and thank you all for joining us. Yesterday, we announced our plan to merge with Ouster in an all-stock merger of equals transaction that is expected to drive significant value creation for Velodyne, our customers and our shareholders. Please refer to our joint conference call and press release for details.

Today’s call will focus on Velodyne’s Q3 financial results and Q4 outlook. The Q&A session today will be restricted to Velodyne’s results and exclude discussion of the proposed merger.

In the third quarter, Velodyne delivered another solid quarter as we experienced continued strong demand and made significant progress on initiatives to improve our gross margin and lower our cost structure. In addition, we added new multiyear customer agreements and announced the acquisition of Bluecity, which further bolsters our software and AI capabilities.

In the third quarter, billings of $12.5 million were above our guidance range of $10 million to $12 million. Revenue of $9.6 million was within the guidance range of $8 million to $11 million. As discussed in prior quarters, the difference between billings and revenue is due to noncash contra revenue related to the Amazon warrant accounting. As I noted earlier, demand for Velodyne’s products remains strong and continues to exceed supply.

Looking at the supply side, our team has made significant progress towards overcoming component shortages over the past few quarters. In the fourth quarter, we will begin shipping our Puck and Ultra Puck sensors with an alternative field-programmable gate array, or FPGA, to address this bottleneck. An additional design improvement is planned for production in early 2023, which should put the biggest source of constrained supply behind us and reduce the costs of our sensors, thereby providing an opportunity to expand our product gross margins.

I will now provide an update on Velodyne’s recent business results, share the status of our company-wide transformation and discuss our outlook for Q4. Mark will then review the financial results in greater detail.

This month marks my 1-year anniversary at Velodyne. When I started, I discussed Velodyne’s goal to transform into a leading supplier of AI-powered lidar solutions while accelerating the path to profitability. I outlined 4 strategic pillars to achieve this goal. We have made enormous progress in all 4 of these areas over the past year. I’d like to take a moment to look at each pillar and summarize the significant advancements made during the third quarter in particular.

The first pillar is to drive sales of existing products into the early autonomous markets, including industrial, robotics and intelligent infrastructure. These markets comprised 85% of our Q3 sales, up from 53% last quarter.

According to industry research firm, Yole, the available market for lidar in industrial and robotics is expected to grow from $1.8 billion in 2021 to $2.6 billion in 2027. Since our last call, we have announced several new multiyear agreements that illustrate our value proposition in these markets. We signed an agreement with Stanley Robotics in France to provide our Puck and Velarray M1600 lidar sensors for their automated valet parking solution. This innovative service uses autonomous mobile robots to help carparks increase the number of vehicles that can be stored while improving customer experience. Our sensors met the stringent performance specifications Stanley Robotics required, reflecting our ability to serve the unique and rigorous product requirements for their programs.

Yamaha Motor selected Velodyne for eve autonomy, a joint venture in Japan between Yamaha Motor and Tier IV Incorporated. Eve auto, eve autonomy’s autonomous goods transport service provides logistical support for factories to improve their efficiency and safety. We have already begun shipping Puck sensors to support the launch of eve auto service.

We also signed a new multiyear agreement with our longtime partner Visimind, a Stockholm-based provider of airborne mapping and portable solutions for major European energy distributors. The agreement further strengthens our long-term relationship with Visimind, including a 3-year supply agreement for both Puck and Ultra Puck sensors for which shipping has already begun.

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NOVEMBER 08, 2022 / 9:30PM, VLDR.OQ - Q3 2022 Velodyne Lidar Inc Earnings Call

These and other customer engagements show that Velodyne has established itself as a go-to supplier of lidar solutions worldwide that deliver the range, accuracy and resolution needed to navigate complex indoor and outdoor industrial and factory environments.

Moving on to the smart infrastructure market. Yole estimates this market will be the third-largest total addressable lidar market by 2027, right behind ADAS and topography. Smart infrastructure is forecasted to grow from $108 million in 2021 to $1.1 billion in 2027, representing a 51% compound annual growth rate, the second largest for the lidar industry.

To accelerate our growth in smart infrastructure, in October, we acquired Canadian AI software company Bluecity in an all-stock deal. Velodyne and Bluecity have had a long-standing and successful partnership, and this acquisition was the natural next step. The addition of Bluecity expands our expertise in intelligent infrastructure, traffic systems and software.

Our Intelligent Infrastructure Solution, or IIS, combines Bluecity’s proprietary AI software with Velodyne’s lidar sensors to monitor networks and generate real-time traffic data and analytics. This full stack solution integrating software and hardware is a major differentiator and key value proposition for our customers in the smart infrastructure space. IIS is now deployed in 82 pilot installations around the globe and continues to expand. We discussed some of these design wins in previous earnings calls, including those in Helsinki, Finland and Rüsselsheim, Germany.

Our second pillar is the development of low-cost sensors to drive mass adoption of lidar in automotive and other price-sensitive applications. Our next-generation directional and rotational sensor platforms remain on track for customer sampling next year. Proprietary new architectures will enable these devices to achieve low price points while expanding gross margins. We look forward to providing more detail on these new products on future calls as they are introduced.

Our third pillar is to expand software to enable complete AI-powered division solutions that make it easy for our customers to deploy Velodyne lidar in any application. In Q3, we continued to develop and expand Vella, Velodyne’s software product line, which will include Vella Go to make it easy for customers to manage sensor settings, generate point clouds and calibrate one or more lidar sensors in minutes right out of the box; Vella perception, to translate raw plant cloud data into actionable information, enabling autonomous systems to not only see, but understand their surroundings; and Vella Solutions, providing end-to-end hardware and software for a wide variety of vertical market applications. IIS for traffic systems is Velodyne’s first application-specific solution.

The acquisition of Bluecity will accelerate the development of new Vella Solutions for other vertical markets by replicating the successful IIS model. We have several new Vella Solutions in development, which we expect to be announced in 2023. Customers will be able to access Vella software offerings through Vella portal, an online hub providing easy and secure account management, software downloads, cloud services for lidar-based perception tasks and more.

Finally, our fourth pillar is to lead in high-volume, low-cost manufacturing, operational excellence and quality. Our gross margin improvement plan is well underway, and we expect to realize further progress. The 3 main levers in this plan are the manufacturing transition to Thailand, the design of low-cost sensors and the development of full stack solutions that include software. I’m pleased to announce that we are on schedule with our strategy to consolidate all production at our contract manufacturer in Thailand. The transfer is expected to deliver significant improvements across our operations, lower our overall cost structure and accelerate our gross margin improvement and time to profitability.

While we have made progress on our outsourcing plan and in alleviating our supply chain issues, in the third quarter, we recorded significant charges from excess and obsolete inventory, losses on purchase commitments and expenses from canceled supplier contracts. These charges totaled approximately $8 million. Mark will provide additional details later in the call on the charges.

We have also made changes to our operations team leadership, which we believe will allow us to further improve our operating performance and expedite our transition and cost reduction efforts.

In addition to these initiatives to improve gross margins, we made excellent progress on our cost reduction plans discussed last quarter. We have implemented measures to reduce expenses by streamlining our product portfolio and operations as well as improving our processes. Since March 31, we have reduced our operating expenses by $10 million per quarter or 28% by rationalizing headcount and cutting spending in other areas.

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NOVEMBER 08, 2022 / 9:30PM, VLDR.OQ - Q3 2022 Velodyne Lidar Inc Earnings Call

We are making these reductions while continuing to invest in innovative new products to better serve our customers. Going forward, we are continuing to look for opportunities to enhance efficiencies and believe we can further improve our expense base over the next few quarters.

While we have more to do, the foundation is firmly in place and we expect to see better financial results in the future, including the resumption of revenue growth, increased gross margins and improved bottom line performance.

Before handing the call to Mark, I want to offer some commentary around our guidance for the fourth quarter. We entered the fourth quarter with strong demand across the entire business, adding more long-term customer agreements on multiple continents that reflect the global acceptance of Velodyne solutions. Billings are expected to be between $13 million and $15 million and revenue to be between $12 million and $14 million. Our gross margin improvement initiatives will continue as we move more manufacturing to our partner in Thailand. In addition, there will be more actions taken around our cost containment measures that should deliver further progress in our operating expense structure.

Outside of these improvement initiatives, yesterday, we announced the planned merger with Ouster, which we believe is an exciting opportunity to accelerate the adoption of lidar in fast-growing global markets while strengthening our financial position. The all-stock merger of equals is expected to drive significant value creation for Velodyne, our customers, business partners and shareholders.

Ouster’s CEO, Angus Pacala, will serve as CEO, and I will serve as Executive Chairman of the Board. As one combined company, we are setting the stage to become a leading lidar provider with global scale, a deep history of technological innovation, a strong balance sheet and a world-class commercial organization. Together, we can offer robust product offerings, including verticalized software to serve a broader set of customers and to address an ever-increasing number of use cases.

We expect the proposed merger to unlock significant synergies, creating a company with the scale and resources to deliver industry-leading solutions for customers and society while accelerating time to profitability and enhancing value for shareholders. With the merger transaction expected to close in the first half of 2023, we’ll continue to execute on Velodyne’s growth strategies and advance our pillars for success.

With that, I would like to hand the call over to Mark for a review of our financial results. Mark, please go ahead.

Mark B. Weinswig - Velodyne Lidar, Inc. - CFO

Thank you, Ted, and good afternoon, everyone. As a reminder, within my remarks, I will discuss non-GAAP metrics. A full description and reconciliation of these non-GAAP measures versus GAAP is included in the company’s press release issued today on our website and our filings with the Securities and Exchange Commission.

Now moving on to the results. Total revenue was $9.6 million and included a $2.8 million impact from the Amazon warrant accounting. This compares with total revenue of $11.5 million in the prior quarter, which included a $0.9 million impact from the Amazon warrants. Total product revenue was $7.4 million, which included the $2.8 million Amazon warrant impact. This compares with product revenue of $9.7 million in the second quarter of 2022, which included a $1 million impact. License and services revenue was $2.2 million compared with $1.9 million in the prior quarter. Billings, which represents the dollar value of products and services provided during the current period or invoiced to the customer, was $12.5 million, flat with the second quarter and above our prior guidance.

GAAP gross loss was $10.9 million. This compares with a GAAP gross loss of $7.1 million in the second quarter of 2022. The third quarter gross loss was negatively impacted by $7 million in charges, including a $4.6 million charge related to a product transition, inventory reserves and commitment loss charges and $2.4 million from terminate contract costs. As Ted noted, we have taken actions to improve our future performance.

Non-GAAP gross loss was $3.3 million. This compares with a non-GAAP gross loss of $4.2 million in the second quarter of 2022. GAAP operating expenses were $31.4 million compared with $37.5 million in the second quarter of 2022. Non-GAAP operating expenses were $25.1 million compared with $31.8 million in the second quarter of 2022. The reduction reflects the implementation of the ongoing cost containment measures.

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NOVEMBER 08, 2022 / 9:30PM, VLDR.OQ - Q3 2022 Velodyne Lidar Inc Earnings Call

GAAP net loss was $41.6 million or $0.19 per share, which compares with a GAAP net loss of $44.3 million or $0.22 per share in the second quarter. Non-GAAP net loss was $27.6 million or $0.13 per share. This compares with a non-GAAP net loss of $35.7 million or $0.18 per share in the second quarter. The improvement was primarily due to the lower level of operating expenses.

Moving on to the balance sheet. We ended the quarter with approximately $220 million in cash and investments. This compares with $229 million at the end of last quarter. As we noted in our last call, one of our priorities is reducing our total cash burn. We are making good progress on this priority and believe there are further opportunities to further lower cash usage. At the same time, we will continue to invest in our growth initiatives to maintain our strong position in the lidar market.

Finally, regarding the proposed all-stock merger with Ouster, we look forward to providing more information about our combined company strategy following the merger’s closing, which is currently expected to occur in the first half of 2023. For more information on the proposed merger, please review the filed 8-K and other SEC filings and the joint conference call, which you can access at velodynelidar.com.

I’d now like to turn the call back over to Ted.

Theodore L. Tewksbury - Velodyne Lidar, Inc. - CEO & Director

Thank you, Mark. Q3 was another quarter of progress on our company-wide transformation. We improved the supply chain, inked new customer agreements, reduced costs and significantly improved our bottom line. These advancements position Velodyne to grow revenue, improve margins, reduce cash usage and accelerate our path to breakeven.

Velodyne’s mission is to use our smart lidar technologies to advance the efficiency, productivity, safety and sustainability of a world in motion. With over 75,000 Velodyne lidar sensors shipped to date, we are leading the way in making our communities safer, our supply chains more efficient and our planet greener.

In closing, I want to thank our many stakeholders for their continued support, and most of all, a big thank you to the Velodyne team for all their hard work to achieve our goals. I am proud of our continued progress and excited about Velodyne’s future.

Before we open the call to questions, I just want to remind everyone that we will only be addressing questions in connection with Velodyne on a stand-alone basis, exclusive of the proposed merger with Ouster, which remains subject to completion.

With that, operator, would you please open the Q&A polling process?

Q U E S T I O N S    A N D     A N S W E R S

Operator

(Operator Instructions) Our first question comes from Colin Rusch with Oppenheimer.

Colin William Rusch - Oppenheimer & Co. Inc., Research Division - MD & Senior Analyst

Could you just give us a sense of, inside the billings, how much of that potential revenue is coming from existing customers and how much is coming from your customers?

Theodore L. Tewksbury - Velodyne Lidar, Inc. - CEO & Director

I would say, roughly 80% to 90% is from existing customers.

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NOVEMBER 08, 2022 / 9:30PM, VLDR.OQ - Q3 2022 Velodyne Lidar Inc Earnings Call

Colin William Rusch - Oppenheimer & Co. Inc., Research Division - MD & Senior Analyst

Okay. So you’re continuing to go to the customer base as well. That’s helpful.

Theodore L. Tewksbury - Velodyne Lidar, Inc. - CEO & Director

Yes, absolutely. But as you saw new multiyear agreements, we continue to add new customers at a pretty fast pace.

Colin William Rusch - Oppenheimer & Co. Inc., Research Division - MD & Senior Analyst

Excellent. And then in terms of the maturity of the supply chain, obviously, there’s an awful lot going on especially as you go through some evolution of the platform. But I’m curious how prepared the supply chain is right now to really scale with you and if there’s any particular components that are a sticking point right now.

Theodore L. Tewksbury - Velodyne Lidar, Inc. - CEO & Director

Yes. Great question. We’ve just made enormous progress in improving our supply chain. And I’m pleased to say that we’re nearing the end of this long dark tunnel we’ve been in, and we’re close to coming out at the other end in early 2023. But as I mentioned in the prepared remarks, we’re already shipping the first new improved version of our Pucks and Ultra Pucks using new FPGA. And that, as you recall, it was the first phase of 2-phase program. So that new Pucks will last us through Q4 and Q1. And then we will taper in the long-term solution, which will use a Xilinx FPGA. And once that’s completed, we will finally — hopefully, fingers crossed, be through this constrained supply situation.

Operator

Our next question comes from Nick Doyle with Needham.

Nicolas Emilio Doyle - Needham & Company, LLC, Research Division - Associate

This is Nick on for Raji. Asking about Ouster, but not a — hopefully, you can give me some details on the competitive differentiation. So I know they use a little bit different technology. I’m just wondering how you guys are thinking about any kind of synergy or difference in the product lineup?

Theodore L. Tewksbury - Velodyne Lidar, Inc. - CEO & Director

Yes. Great question. So the technologies are different. We use a 905-nanometer laser time-of-flight technology. I think you’re all familiar with our technology. We use our proprietary advantages, what we call, the MLA, the Micro Lidar Array. And we have a proprietary TROSA assembly, Transmit Receive Optical Subassembly technology. What Ouster has, and I’m not saying anything that isn’t already out there in public, is a SPAD and VCSEL-based technology, which is monolithic, all integrated on a chip, which is great from a cost perspective. And the 2 technologies are very complementary in the kinds of applications that they can address. So together, I feel that we have a very compelling combined technology to pursue the kind of markets that we’re jointly — that we will jointly pursue.

Nicolas Emilio Doyle - Needham & Company, LLC, Research Division - Associate

Got it. And wondering if you can give us any more detail on all the press releases this quarter in terms of all the new customers or maybe the mind of the current customer. But like you quantified one of them is a 3-year deal. Maybe the other ones, are they in similar in size and scale? Any more detail would be great.

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NOVEMBER 08, 2022 / 9:30PM, VLDR.OQ - Q3 2022 Velodyne Lidar Inc Earnings Call

Theodore L. Tewksbury - Velodyne Lidar, Inc. - CEO & Director

Yes, sure. So Visimind is a customer and distributor that we’ve worked with for many years. The application here is airborne mapping of power lines. So they want to be able to also determine whether there’s vegetation encroaching on power lines. So this will improve the energy distribution network in Europe and other regions.

So what they liked about Velodyne technology, as most customers do, is a high performance, the ease of integration, very low power for long operation time and portability in those kinds of environments. So that’s an exciting opportunity for us.

I talked about the eve auto Service in the prepared remarks. And basically, just to elaborate a little bit more on that, this is an automated conveyance service. So these are small electric vehicles that are being rolled out by this joint development between Yamaha Motor and Tier IV. And these will navigate factories autonomously, both indoor and outdoor. And lidar is essential in these kinds of applications to provide the safety in these kinds of warehouse environments and factories where you’re going to have these automated electric vehicles, autonomous vehicles co-working with human workers. And so obviously, safety is a paramount importance there. And then the eve auto service also layers on top of that, fleet management services, mapping services and so forth. So we think that’s going to be a very good growth opportunity for us.

We also talked about Stanley Robotics, which is automated autonomous vehicles for carparks to help move cars in and out of parking spaces safely and efficiently. So obviously, with the number of carparks worldwide, that could be a very exciting opportunity for us.

And then I should probably also mentioned the Bluecity acquisition, which was a really exciting development during the quarter. We’ve worked very closely with Bluecity for many years. They, of course, have been our partner in developing AI software that we sell together with our lidar as a solution to municipalities to do traffic monitoring at intersection and develop analytics to improve road safety and efficiency, especially for vulnerable road users such as cyclists and pedestrians and so forth. This technology helps cities plan for smarter green air transportation systems.

They’re also outside of intersections, many other applications where we can take that same technology and deploy it for parking applications, retail, casinos, stadiums, the sky is the limit on the applications of this technology. So it positions us as being really a leader in intelligent traffic systems. Again, not just the sensors, but also the full stack software and analytics, traffic actuation, sequencing, traffic lights in order to improve traffic flow, reduce congestion, reduce fuel usage and keep people safe.

So that’s the first part of the value proposition for Bluecity. But then the second part is being able to take that same successful model that we’ve used with IIS, our intelligent traffic system, and then redeploy that for some of these other applications, other vertical markets that I just talked about. So really a lot of opportunity and new applications across our markets occurred in Q3.

Operator

Our next question comes from Samik Chatterjee with JPMorgan.

Samik Chatterjee - JPMorgan Chase & Co, Research Division - Analyst

I guess on the first one on billings. You clearly had strong billings in the quarter. You’re guiding to billings improving to the fourth quarter as well. I’m just wondering, when you’re talking to your customers, what are you hearing in relation to sort of their response to the macro? And as you think about sort of the nature of the projects, do you have be it sort of auto — some vehicles or automated vehicles or infrastructure projects? How are you thinking about sort of where you might see more sort of hesitation from customers and continue to invest in those projects as we sort of head into next year, which is clearly sort of concerning from a macro perspective? And then I have a quick follow-up.

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NOVEMBER 08, 2022 / 9:30PM, VLDR.OQ - Q3 2022 Velodyne Lidar Inc Earnings Call

Theodore L. Tewksbury - Velodyne Lidar, Inc. - CEO & Director

Sure. Great question. And it really — the answer depends on the market. So let’s start with automotive. So automotive really breaks down into 2 subsegments. You’ve got Level 4 and Level 5 AVs, including robotaxis, autonomous shuttles and so forth. And then you’ve got ADAS. So we have a very strong position with AVs with our Pucks, our Ultra Pucks and particularly with our Alpha Prime, our 128 laser device, which is really a best-in-class category leader for AVs, and we’ve talked about that on past calls.

We continue to see strong demand for that product. However, we’ve continued to see the volume rollout of AVs, whether it’s robotaxis or autonomous shuttles, continue to push out to the right. So most of the demand that we have there is for early deployments, pilot deployments and so forth. And so that — those shipments on a quarterly basis tend to be very lumpy. We haven’t really hit the production yet, and I think production is still going to be pretty far out in the future, probably towards the middle or back half of the decade.

As far as ADAS is concerned, as we’ve talked about in prior calls, really the gating obstacle to volume deployments there is price, prices of lidar for L2+, L3. ADAS needs to come down to sub-$500 levels, $300 to $400 being kind of the sweet spot. And that’s why we don’t have those products today. In fact, nobody in the industry has those products today. And that’s why our second pillar is focused very aggressively on developing those low-cost technologies. So that — ADAS is really going to start to take off once we can introduce those next-generation products, which will be ready for when those ramps arise.

It’s for those reasons, for those — the delays in the automotive market that we have really chosen to focus on what we call the early autonomous markets, which is industrial, robotics and intelligent infrastructure, including intelligent traffic systems. Those markets exist today, and we are shipping into them as we speak. And so in those markets, we continue to see very strong demand from our customers, and that accounted for the strong $12.5 million billings we saw in Q3 as well as the $13 million to $15 million of billings that we’ll see in Q4, and we expect that to continue to grow.

Samik Chatterjee - JPMorgan Chase & Co, Research Division - Analyst

Okay. So just to confirm and clarify like within industrial robotics and infrastructure, you’re not seeing any hesitation from customers just given the macro in terms of future activity or sort of billings engagement with your customers and billings as well.

And then just for my follow-up, I’ll ask it right now, which is, as we think about sort of — I’m not asking a question about the merger itself, but as you start to prepare for it and we look at your portfolio, how are you sort of intending to talk to your customers about the product portfolio itself, particularly in relation to sort of being — making customers comfortable about that the product that they are choosing today will be part of a combined portfolio in the future?

Similar sort of question but in relation to the outsourced manufacturing of Thailand with Fabrinet, does it fit into the overall plans in the long run of the combined company?

Theodore L. Tewksbury - Velodyne Lidar, Inc. - CEO & Director

Okay. Let me start with the billings question. We’re seeing very strong demand across the board. As I mentioned, we’re going to have — we’re guiding to 12 — $13 million to $15 million in Q4. And I should mention that we’re seeing more demand — we’re still seeing more demand than we can supply. I indicated in the prepared remarks that we’re making tremendous progress in overcoming some of the supply chain constraints, but we’re still seeing much more demand than we can supply. So we went into Q4 with very strong backlog, and so I’m very optimistic about future billings growth.

As far as the merger, I’d rather not get into details regarding the — how we’re going to combine the product road maps or supply chains and so forth. That whole discussion is going to have to await the closing of the deal, which will hopefully happen in the first quarter by March, may get prolonged into the second quarter. But we’ll come back to you at that stage and provide more detail on your questions around customers and supply chain. Suffice it to say that there’s a lot of complementarity between our customers and our markets, which should ease that process.

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NOVEMBER 08, 2022 / 9:30PM, VLDR.OQ - Q3 2022 Velodyne Lidar Inc Earnings Call

Operator

We have time for one more question, which comes from Mark Delaney with Goldman Sachs.

Mark Trevor Delaney - Goldman Sachs Group, Inc., Research Division - Equity Analyst

The first was on the gross margin outlook longer term. You mentioned a number of steps the company is taking to try and improve the gross margin, one in particular you mentioned was consolidating manufacturing with outsource partner in Thailand. When you think about the margin impact of these steps, how much margin improvement when fully complete do you think this will drive? And how long do you think it will take before that’s hopefully done?

Theodore L. Tewksbury - Velodyne Lidar, Inc. - CEO & Director

Well, I’ll give you the 30,000-foot answer, and then Mark can provide some details. There is a couple of things that we’re doing right now that will have a near-term impact. One is, as the supply chain constraints start to alleviate, the price of components goes down, the scarce components goes down. So that will have an immediate impact just over the next following weeks or months. And then a little longer term, maybe over the next quarter or so, we’ll start to see the impact of the transfer to Thailand, which will bring down product cost.

And then the other two, namely product design improvements to reduce the BOM cost, that one is going to be a longer term, 1 year to maybe 18 months before we start to see the impact. And then fourth, we’ve got solutions, which include software and that, of course, enables us to raise our ASPs. And that also tends to be more of a longer-term contributor more on the order of a year or 2 years.

Mark, I’ll let you add.

Mark B. Weinswig - Velodyne Lidar, Inc. - CFO

Yes. And Mark, obviously, it’s one of the things that we have focused on probably most prominently over the last few months, which is kind of our gross margin strategy. I mean for Velodyne, the key thing for us really has been the implementation of these plans, as Ted mentioned and as we discussed in our preliminary remarks. When we look directionally, our goal is to continue to make significant progress on the gross margin side. We’re very excited about the fact that we’ve been able to increase our guidance for the fourth quarter in terms of our billings now for between $13 million and $15 million.

In addition, with the activities that Ted mentioned, we do believe that we’ll continue to make progress in improving our gross margins. Obviously, on a GAAP basis, we did see some significant headwinds this quarter, but a lot of that’s behind us, and we’re looking forward to continuing the process of putting together very, very detailed and specific plans on how to improve our gross margins, specifically in the fourth quarter and also going into 2023.

Operator

This concludes the question-and-answer session. I would like to turn the conference back over to management for closing remarks.

Theodore L. Tewksbury - Velodyne Lidar, Inc. - CEO & Director

All right. Thank you all for joining us today. We look forward to speaking to you in the weeks to come. Have a good afternoon.

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NOVEMBER 08, 2022 / 9:30PM, VLDR.OQ - Q3 2022 Velodyne Lidar Inc Earnings Call

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Ouster, Inc. (“Ouster”) and Velodyne Lidar, Inc. (“Velodyne”) that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction; (xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related

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technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this Form 8-K. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed transaction, Ouster and Velodyne plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Joint Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s website at www.ouster.com and Velodyne’s website at www.velodynelidar.com.

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